DIGINEX LIMITED

35/F Two International

Finance Street, Central

June 12, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Re:	Diginex Limited.
Registration Statement on Form F-4 (File No. 333-234147)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Diginex Limited (the “Company”) hereby requests the withdrawal of the Company’s post-effective amendment to the Registration Statement on Form F-4 (the “Post-Effective Amendment”) filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2020.

The Post-Effective Amendment was erroneously filed under the wrong edgar code as a FORM POS, and should have been filed under the edgar code FORM POS AM. We are requesting the withdrawal of the Post-Effective Amendment. Thereafter, we will re-file the Post-Effective Amendment with the Commission under the proper edgar code

If you have any questions with respect to the foregoing, please contact Tahra Wright at (212) 407-4122.

Very truly yours,

DIGINEX LIMITED

By:	/s/ Miles Pelham
Name:	Miles Pelham
Title:	Chairman